EXHIBIT 99.1

Transparency notification received from The Capital Group

Mechelen, Belgium; 4 May 2021; 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a new transparency notification from The Capital Group Companies, Inc.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 30 April 2021 from The Capital Group Companies, Inc., who notified that it holds 4.65% of the current 65,511,581 outstanding Galapagos shares. The Capital Group Companies, Inc. thus crossed below the 5% threshold of Galapagos’ voting rights by disposing of voting securities on 29 April 2021. The full transparency notice is available on the Galapagos website.

About Capital Group
Capital Group controls Capital Bank & Trust Company and Capital Research & Management Company through its direct subsidiary Capital Group International, Inc. (“CGII”), controls four CGII investment management companies (Capital International, Inc.; Capital International Limited, Capital International Sàrl; and Capital International K.K.), which all together hold 3,049,333 of Galapagos’ voting rights, consisting of ordinary shares, which represents 4.65%.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head Communications & Public Affairs
+32 473 824 874

Kyra Obolensky
Senior Director Corporate Communications
+32 491 92 64 35
communications@glpg.com

1  Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market